VEDDERPRICE

VEDDER, P[redacted]
222 NORT
CHICAGO,
312-609-
FAX: 312-

07027558

CHICAGO • NEW YORK CITY • WASHINGTON, D.C. • ROSELAND, NJ

COREY L. ZARSE
312-609-7785
czarse@vedderprice.com

RECEIVED
2007 OCT 26 P 1:53
[illegible]

October 22, 2007

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

PROCESSED SUPPL
OCT 30 2007 E
THOMSON
FINANCIAL

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Very truly yours,

Corey L. Zarse

CLZ/kc
Enclosures
cc: Mr. Chris Yarbrough
Mr. Mark L. Winget

10/29

CHICAGO/#1653101.5

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Henderson Group plc – 2007 Interim Results
- Henderson Group plc – 88(2) Return of Allotment of Shares dated August 29, 2007
- Henderson Group plc – 88(2) Return of Allotment of Shares dated August 30, 2007
- Henderson Group plc – 88(2) Return of Allotment of Shares dated August 30, 2007
- Henderson Group plc – Circular and Notice of EGM dated September 3, 2007
- Henderson Group plc – Update of Number of Securities Quoted on ASX, Voting Rights and Capital dated September 3, 2007
- Henderson Group plc – Investor Presentation dated September 27, 2007

Henderson Group plc

2007 Interim Results

24 August 2007

Financial highlights

- Group operating profit before tax from *continuing operations excluding non-recurring items* £60.5 million, +31% on first half 2006 (1H2006: £46.2 million).
- Group operating profit before tax from *all operations including non-recurring items* £101.0 million, +129% on first half 2006 (1H2006: £44.2 million).
- Henderson Global Investors pre-tax profit £61.4 million, +32% on first half 2006 (1H2006: £46.6 million).
- Henderson Global Investors cost to income ratio 65.6% for first half 2007, improved from 69.2% in first half 2006.
- Total Assets Under Management (AUM) £61.6 billion at 30 June 2007 (£61.9 billion at 31 December 2006).
- Earnings per share from *continuing operations excluding non-recurring* items 5.7 pence (1H2006: 3.3 pence).
- Earnings per share from *all operations including non-recurring items* 9.9 pence (1H2006: 3.1 pence).
- Interim dividend declared 1.66 pence per ordinary share (1H2006: 0.88 pence).

Key business developments

- Investment performance improved across the business, with 57% of Listed Assets funds by value beating their benchmarks in the year to 30 June 2007. Excellent performance in Property funds last year has generated significant performance fees in 1H07.
- £0.4 billion net inflow into higher margin products.
- Total fee margin 56bps (1H2006: 43bps) and management fee margin 42bps (1H2006: 32bps) on average AUM.
- Proposal to return approximately £250 million surplus cash to shareholders by 29 October 2007, by special dividend and share consolidation.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Comment from Chief Executive, Roger Yates

"Improved investment performance and generally benign markets in the first half of the year resulted in net inflows across a range of the Group's higher margin business areas. The US Wholesale business has had a record year so far and we are encouraged by early progress in our UK Wholesale channels. Higher management and performance fee income resulted in significant improvements in our fee margins on average AUM. We also delivered greater balance sheet efficiency by raising £175 million debt earlier this year.

Based on a prudent assessment of forecast cash flows, regulatory, seed and working capital requirements, we plan to return approximately £250 million to shareholders by 29 October 2007.

Notwithstanding current market volatility, the business is sound, with good diversification of revenues and options for growth. Henderson is still on track to reach its 70% cost to income ratio target for 2007, and will aim to improve further on this in future periods."

Group

Net profit before tax from continuing operations excluding non-recurring items was £60.5 million in the first half of 2007, up 31% from the first half of 2006. Net profit after tax from all operations, including non-recurring items, was £89.5 million in the first half of 2007, an increase of 152% compared with the first half of 2006. The first half 2007 income tax charge for the Group included a £8.9 million charge for continuing operations and a £2.6 million charge for non-recurring items. The effective tax rate for all operations, excluding non-recurring items, was 14.7% and including non-recurring items was 11.4%.

Henderson Global Investors

Operating profit before tax for Henderson Global Investors was £61.4 million – up 32% from £46.6 million in the first half of 2006, mainly due to increases in management and performance fee income.

Management fee income increased 19% to £129.5 million in the first half of 2007, primarily as a result of improved fee margins on average AUM and stronger markets compared to the first half of 2006. The largest contributors to this increase included Property, Wholesale and Hedge funds.

Transaction fee income decreased by 21% to £10 million in the first half of 2007, mostly due to a slower pace of investment in Property. Net performance fees increased by 44% to £34.9 million in the same period and continue to come from a range of products, with Hedge funds, Property, Investment Trusts and Pearl being the largest contributors in the first half of 2007. Performance fees in the second half of 2007 are likely to be closer in value to the same period last year, which was £13.1 million.

As a result of higher management and performance fees, total fee income in the first half of 2007 increased to £174.4 million, up 20% from £145.2 million in the first half of 2006.

Continued growth in higher margin product areas and expected outflows in the lower margin areas of our business resulted in a more profitable product mix. The total revenue margin on

average AUM increased from 43bps in the first half of 2006 to 56bps in the first half of 2007. Management fee margins on average AUM rose from 32bps in the first half of 2006 to 42bps in the first half of 2007. Net margins increased from 14bps in the first half of 2006 to 20bps in the first half of 2007.

Investment income declined 32%, from £6.3 million in the first half of 2006, to £4.3 million in the first half of 2007. This was mostly due to lower profits on seed investments in the first half of 2007 compared to the first half of 2006.

Total operating expenses increased by 12% to £115.9 million in the first half of 2007. Savings in investment administration, IT and office expenses were offset by increases in staff expenses, marketing expenditure and some additional balance sheet provisioning. The increase in staff expenses was entirely due to variable remuneration schemes, reflecting improved business performance.

Overall, the increase in total revenue exceeded the higher costs in the first half of 2007, resulting in an improvement in the cost to income ratio to 65.6% from 69.2% in the first half of 2006.

Total AUM remained stable in the first half of 2007 at £61.6 billion. Net client outflows of £2.1 billion consisted of Pearl (£1.8 billion), lower margin Institutional business (£0.7 billion) and CDOs (£0.9 billion). The CDOs redeemed at above par value and resulted in make-whole management fees, most of which were recognised in the first half of 2007. These net outflows were partially offset by higher margin net inflows into Property funds (£0.4 billion) and Wholesale funds (£0.9 billion). In addition, there were favourable market and foreign exchange rate movements of £1.8 billion.

We are pleased by the improved investment performance so far this year. The stand-out performers continue to be in the higher margin areas of the business and include US Wholesale funds, Property and Investment Trusts. In addition, core Institutional investment performance continues to improve and in the UK Wholesale range investment performance has been generally strong, particularly in key UK equity products. Investment performance in the Horizon SICAV range and some Hedge funds will be an area of focus in the second half of 2007.

Corporate

Corporate costs were £5 million in the first half of 2007, £2 million lower than the first half of 2006.

Corporate net interest income declined to £4.1 million in the first half of 2007 from £6.6 million in the first half of 2006. This was due to interest earned on lower cash balances following the return of cash in the second half of 2006 and interest charges on the debt raised in May 2007.

Banco Popolare Gruppo Bancario (BP)

The merger of Banca Popolare Italiana (BPI) and Banco Popolare di Verona e Novara, to create BP, completed on 1 July 2007. This transaction crystallised a net gain on our investment in BPI of £31.8 million, of which £16.3 million has been received in cash by way of a special dividend. The investment gain has been recognised in the Group's income statement in the first half of 2007 as a non-recurring item.

The sub-advisory agreement with BPI (AUM: £0.7 billion at 30 June 2007) is due to expire by the end of 2007. BP has confirmed that this will be the case however, we will retain a distribution agreement for higher margin Horizon products (AUM: £0.3 billion at 30 June 2007) with BP.

Pension schemes

There was a net surplus in the Group's approved staff pension scheme, before deferred tax movements, of £38.5 million at 30 June 2007 (31 December 2006: £5 million net liability). This favourable development was principally due to changes in service benefits with effect from 1 April 2007 (which resulted in a non-recurring pension scheme credit of £8.7 million in the first half 2007 income statement) and a 0.6% increase in the AA corporate bond discount rate used to value pension liabilities for accounting purposes.

Balance sheet and return of cash

The balance sheet remains strong with Group net assets at 30 June 2007 of £533 million. As previously indicated, based on a prudent assessment of forecast cash flows, regulatory, seed and working capital requirements of the business, the Board proposes to return approximately £250 million surplus cash, equivalent to 27.6 pence per share, to shareholders by 29 October 2007.

For this purpose, the Board has approved a special dividend payment and, subject to shareholder approval, a simultaneous share consolidation. The special dividend is conditional on the share consolidation, the purpose of which is to achieve parity of the share price and earnings per share before and after the payment of the special dividend. It is common UK practice to combine a special dividend with a share consolidation in this way.

An Extraordinary General Meeting will be held on 9 October 2007 to seek shareholder approval of the share consolidation. Further details, including the share consolidation ratio, will be set out in a circular and notice of meeting which will be sent to shareholders in early September 2007.

Interim dividend

Our policy is to pay a sustainable flow of ordinary dividends out of recurring operating profits, whilst maintaining dividend cover of approximately 2x for the time being. The Directors have declared an ordinary dividend in respect of the six months ended 30 June 2007 of 1.66 pence per share (1H2006: 0.88 pence). We plan to pay the dividend on 29 October 2007 to shareholders on the register on 19 October 2007, together with the proposed special dividend.

Outlook

Given recent market volatility, we have to assume that the second half of the year will be more challenging for fund flows. That said, we have a number of new products planned and our emphasis on higher margin products should continue to drive revenues and profitability higher. Therefore, assuming markets remain at or close to their current levels, we still expect Henderson to reach its cost to income ratio target for 2007 of 70%.

Corporate costs should amount to approximately £10 million and Corporate net interest income is expected to be between £6 million and £7 million in 2007. We will pay an interim dividend of 1.66 pence or equivalent per share in October, together with a special dividend of 27.6 pence or equivalent per share, assuming we obtain shareholder approval for a simultaneous share consolidation.

We expect the effective tax rate on profits for continuing operations of the Group to be between 10% and 15% for 2007 and 2008, reverting to the standard UK corporate tax rate (28% with effect from April 2008), in 2009 or 2010.

Approved by the Board of Directors on 23 August 2007

Notes to the announcement

The financial information contained in this announcement does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The financial information for the full year ended 31 December 2006 has been taken from the Henderson Group plc Full Annual Financial Report and Accounts for the year ended 31 December 2006. The auditors have reported on the 2006 accounts and their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. Henderson Group plc Full Annual Financial Report and Accounts have been filed with the Registrar of Companies.

* * *

Details of market briefings: Friday 24 August 2007

For a telephone link to the briefing, dial one of the following numbers 5 to 10 minutes prior to the start of the call.

Conference title	Henderson Group, Interim Results Market Briefing
Chairperson	Roger Yates

First market briefing
8.00am (London time)/5.00pm (Sydney time)

From	
United Kingdom	0500 5510 77 (free call)
Australia	1800 9889 41 (free call)
All other countries	+44 (0)20 7162 0025 (this is not a free call)

Second market briefing
10.30am (London time)/7.30pm (Sydney time)

From	
United Kingdom	0500 5510 88 (free call)
Australia	1800 9890 15 (free call)
All other countries	+44 (0)20 7162 0125 (this is not a free call)

Replay number	
From	
United Kingdom	+44 (0)20 7031 4064 Access code: 759941
Australia	+61 (0)2 8223 9748 Access code: 759941
	(available from 27 August to 3 September 2007)

Alternatively, you can listen to a live audiocast of the briefing. To listen to the briefing, go to www.henderson.com and click on the relevant link on the home page.

Forward-looking statements

This announcement contains forward-looking statements with respect to the financial condition, results and business of Henderson Group. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Henderson Group's actual future results may differ materially from the results expressed or implied in these forward-looking statements. Nothing in this announcement should be construed as a profit forecast.

For further detail on the 2007 Interim Results, please see the ASX Appendix 4D lodged together with this announcement.

Notes to editors

About Henderson Group plc

Henderson Group plc (Henderson Group) is the holding company of the investment management group Henderson Global Investors (Henderson). Henderson Group is headquartered in London and since December 2003 has been dual-listed on the London Stock Exchange and Australian Securities Exchange. Henderson Group is a constituent of the FTSE 250 and S&P/ASX 200 indices.

Established in 1934, Henderson is a leading independent global asset management business. The company provides its institutional, retail and high net-worth clients with access to skilled investment professionals representing a broad range of asset classes, including equities, fixed income, property and private equity. Henderson is one of Europe's largest investment managers, with £61.6 billion Assets Under Management (as at 30 June 2007) and employs around 900 people worldwide.

About CHESS Depositary Interests

In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares, including those whose holdings are in the form of CHESS Depositary Interests on the Australian Securities Exchange.

CHESS Depositary Interests, or CDIs, are a way of allowing securities of foreign companies to be traded on the Australian Securities Exchange. CDIs afford shareholders all the same direct economic benefits as ordinary shares, like the right to dividends and the right to participate in rights offers.

Further information

www.henderson.com or

Investor enquiries

Mav Wynn, Head of Investor Relations
+44 (0) 20 7818 5135 or
+44 (0) 20 7818 5310
mav.wynn@henderson.com or
investor.relations@henderson.com

Media enquiries

United Kingdom: Maitland
Peter Ogden/Lydia Pretzlik
+44 (0)20 7379 5151

Australia: Cannings
Gloria Barton/Peter Brookes
+61 (0) 2 9252 0622

File No. 82-34758

BLUEPRINT OneWorld

RECEIVED 2007 OCT 25 P 1:53

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	2072534
Company Name in full	Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	30	08	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£1.369		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) THE PUBLIC	£0.10 Ordinary	4
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ Date ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

BLUEPRINT OneWorld

88(2)

2007 OCT 26 P 1:53 (Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	30 08 2007	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	22,656		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s) THE PUBLIC	£0.10 Ordinary	22,656
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed ______________________ Date ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

File No. 82-34758

BLUEPRINT OneWorld

88(2)

RECEIVED 2007 OCT 25 P 1:23

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29 08 2007	

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	11,852		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (*including any share premium*)	£1.5408		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (*This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing*)	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) THE PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 11,852
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ **Date** ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

Henderson Group plc

Circular and Notice of EGM

3 September 2007

As previously announced, Henderson Group (the "Group") has identified approximately £250 million surplus cash which it plans to return to Shareholders by means of a Special Dividend. The Special Dividend is conditional on Shareholder approval of a Share Consolidation. The Group today released a circular setting out the details of its Proposed Share Consolidation and Notice of Extraordinary General Meeting (the "Circular").

Circular

The Circular contains the formal notice of meeting for the Extraordinary General Meeting (EGM) and provides detailed information on the resolutions to be proposed at the EGM. The Circular will be sent to Shareholders, along with their personalised voting instruction or proxy form, in the second week of September 2007.

Copies of the Circular have also been submitted to the UK Listing Authority and are available for inspection at the Document Viewing Facility, which is situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.

The Circular and an example of the Proxy Form are available at the links below.

http://www.rns-pdf.londonstockexchange.com/rns/1589d_1-2007-9-3.pdf

http://www.rns-pdf.londonstockexchange.com/rns/1589d_2-2007-9-3.pdf

EGM

The EGM will be held at 9.00am on 9 October 2007 in London and will be simultaneously broadcast (at 6.00pm Sydney time) to a venue in Sydney, where Shareholders can attend and vote in person. Shareholders will also be able to listen to a live audiocast of the meeting on the Henderson Group website www.henderson.com.

The Board unanimously recommends that Shareholders vote in favour of all the resolutions set out in the Circular.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

Notes to editors

All words and expressions used in the Circular have, unless the context requires otherwise, the same meaning in this announcement.

About Henderson Group plc
Henderson Group plc (Henderson Group) is the holding company of the investment management group Henderson Global Investors (Henderson). Henderson Group is headquartered in London and since December 2003 has been dual-listed on the London Stock Exchange and Australian Securities Exchange. Henderson Group is a constituent of the FTSE 250 and S&P/ASX 200 indices.

Established in 1934, Henderson is a leading independent global asset management business. The company provides its institutional, retail and high net-worth clients with access to skilled investment professionals representing a broad range of asset classes, including equities, fixed income, property and private equity. Henderson is one of Europe's largest investment managers, with £61.6 billion Assets Under Management (as at 30 June 2007) and employs around 900 people worldwide.

About CHESS Depositary Interests
In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares, including those whose holdings are in the form of CHESS Depositary Interests on the Australian Securities Exchange. CHESS Depositary Interests, or CDIs, are a way of allowing securities of foreign companies to be traded on the Australian Securities Exchange. CDIs afford shareholders all the same direct economic benefits as ordinary shares, like the right to dividends and the right to participate in rights offers.

Further information
www.henderson.com or

Investor enquiries
Mav Wynn, Head of Investor Relations
+44 (0) 20 7818 5135 or
+44 (0) 20 7818 5310
mav.wynn@henderson.com or
investor.relations@henderson.com

Media enquiries
United Kingdom: Maitland
Peter Ogden/Lydia Pretzlik
+44 (0)20 7379 5151

Australia: Cannings
Gloria Barton/Peter Brookes
+61 (0) 2 9252 0622

File No. 82-34758

Henderson Group plc

RECEIVED

2007 OCT ...

OFFICE OF ... CORPORATE ...

Update of number of securities quoted on ASX, Voting Rights and Capital

3 September 2007

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers to the CDI register during August 2007.

In conformity with Rule 5.6.1 of the UK Disclosure and Transparency Rules we would also like to notify the market of the following:

At 31 August 2007, Henderson Group plc's capital consisted of 905,592,140 shares with voting rights. Henderson Group plc holds nil shares in Treasury.

The above figure, 905,592,140, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Henderson Group plc under the FSA's Disclosure and Transparency Rules.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	569,433,171 At 31 July 2007 7,721,922 Net transfers 577,155,093 At 31 August 2007
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during August 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	577,155,093	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	905,592,140	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 $^{+}$Quotation of our additional $^{+}$securities is in ASX's absolute discretion. ASX may quote the $^{+}$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^{+}$securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those $^{+}$securities should not be granted $^{+}$quotation.
- An offer of the $^{+}$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^{+}$securities to be quoted and that no-one has any right to return any $^{+}$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^{+}$securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the $^{+}$securities to be quoted, it has been provided at the time that we request that the $^{+}$securities be quoted.
- If we are a trust, we warrant that no person has the right to return the $^{+}$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^{+}$quotation of the $^{+}$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 September 2007...........
(~~Director~~/Deputy Company Secretary)

Print name: Wendy King

= = = = =

+ See chapter 19 for defined terms.

Henderson Group plc

Investor presentation

27 September 2007

Henderson Group plc announces that management will later today be making a presentation to investors. The presentation will focus on the business of Henderson Group plc.

No material new information will be disclosed and there will be no statement on current trading.

The presentation slides are attached.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Notes to editors

About Henderson Group plc
Henderson Group plc (Henderson Group) is the holding company of the investment management group Henderson Global Investors (Henderson). Henderson Group is headquartered in London and since December 2003 has been dual-listed on the London Stock Exchange and Australian Securities Exchange. Henderson Group is a constituent of the FTSE 250 and S&P/ASX 200 indices.

Established in 1934, Henderson is a leading independent global asset management firm. The company provides its institutional, retail and high net-worth clients with access to skilled investment professionals representing a broad range of asset classes, including equities, fixed income, property and private equity. Henderson is one of Europe's largest investment managers, with £61.6 billion assets under management (as at 30 June 2007) and employs around 900 people worldwide.

About CHESS Depositary Interests
In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares, including those whose holdings are in the form of CHESS Depositary Interests on the Australian Securities Exchange.

CHESS Depositary Interests, or CDIs, are a way of allowing securities of foreign companies to be traded on the Australian Securities Exchange. CDIs afford shareholders all the same direct economic benefits as ordinary shares, like the right to dividends and the right to participate in rights offers.

Further information
www.henderson.com or

Investor enquiries
Mav Wynn, Head of Investor Relations
+44 (0) 20 7818 5135 or
+44 (0) 20 7818 5310
mav.wynn@henderson.com or
investor.relations@henderson.com

Media enquiries
United Kingdom: Maitland
Peter Ogden/ Lydia Pretzlik
+44 (0)20 7379 5151

Australia: Cannings
Gloria Barton/ Peter Brookes
+61 (0) 2 9252 0622

Henderson Group plc

Business update

Roger Yates
Chief Executive

September 2007

All information in £

Background: A traditional asset manager

- Founded in 1934
- Subsidiary of AMP (Australia) in 1998
- Demerged in 2003
- AUM of £70.6bn at 31 Dec 2003

Henderson Group plc

1

What we aimed to do

- Build Henderson into a more profitable business
  - Revenue growth not cost cutting
- Deliver successful investment results to our clients
- Focus on higher margin business areas
- Accept attrition when it was inevitable
- Structure to compete with elite: 'federation of boutiques'
- Simplify the organisational structure

Henderson Group plc

2

Critical dependencies

- Investment talent
- Remuneration
- Organisational structure
- Innovation

Henderson Group plc

3

Progress to date (1)

Revenue contribution from AUM



Assets Under Management
Revenue contribution
45%
(22%)
55%
(78%)
Higher margin
Hedge funds, Private Equity, Horizon, UK & US Wholesale, structured products, Investment Trusts, Property
Lower margin/Pearl
Institutional
Sub-advisory
Pearl
78%
(60%)
22%
(40%)

June 2007; (FY04)

Henderson Group plc

4

Progress to date (2)

Assets under management

	31 Dec 03 AUM £bn	30 Jun 07 AUM £bn
Higher margin	**15.9**	**27.8**
- Investment Trusts	4.6	4.5
- Horizon funds	1.1	4.2
- UK Wholesale	5.2	4.1
- US Wholesale	0.1	2.7
- Hedge funds	0.7	1.1
- Property (UK/Europe)	2.2	7.2
- Property (US)	0.7	1.2
- Private Equity	-	1.1
- Structured products	1.3	1.7
Lower margin	**54.7**	**33.8**
- Institutional	25.5	14.7
- Pearl/ Virgin[1]	29.2	19.1
Total	**70.6**	**61.6**

[1] Includes Virgin AUM £2bn at 31 Dec 03.

Henderson Group plc

5

Financial outcomes

Henderson Global Investors Profit and loss[1] £m	2004	2006	1H06	1H07
Management fees	190.6	221.2	108.4	129.5
Transaction fees	26.1	24.6	12.6	10.0
Net performance fees	18.7	37.3	24.2	34.9
Total fee income	**235.4**	**283.1**	**145.2**	**174.4**
Investment income	7.9	12.6	6.3	4.3
Total income	**243.3**	**295.7**	**151.5**	**178.7**
Operating expenses	(180.8)	(211.8)	(103.5)	(115.9)
Depreciation and amortisation	(5.0)	(2.8)	(1.4)	(1.4)
Operating profit before tax	**57.5**	**81.1**	**46.6**	**61.4**
Margin on average AUM (bps)	**2004**	**2006**	**1H06**	**1H07**
Management fee margin	28	34	32	42
Total fee margin	34	44	43	56
Net margin	8	12	14	20
	2004	**2006**		**1H07**
Cost to income ratio (%)	76.4	72.6	69.2	65.6

[1]Profit and loss for Henderson Global Investors. 2006 excludes one-off restructure cost in 2H06: £7.8m

Henderson Group plc

6

Performance fees

	FY04	1H07	FY04 No. of funds[1]	1H07 No. of funds[1]
Net performance fees (£m)	18.7	34.9		
Sourced from:	%	%		
Hedge funds	54	37	7	11
Property	26	30	6	15
Investment Trusts	7	11	5	6
Horizon Funds	10	8	4	9
Other[2]	3	14	8	16
Total	**100**	**100**	**30**	**57**

[1] Number of funds generating performance fees.
[2] Includes £3.6m performance fee earned on Pearl funds in 1H07.

Henderson Group plc

7

Balance sheet

- Returned approximately £1.3bn to shareholders since 2003[1]
- Introduced £175m of debt onto the balance sheet in 2007
- Prudent financial ratios – 10x interest cover
- Conservative dividend policy – 2x cover

[1] This includes a Special Dividend of approximately £250m which is conditional on Shareholder approval of a share consolidation at the EGM on 9 Oct 2007.

Henderson Group plc

Investment performance

	Funds at/above Benchmark[1]	
	1 year %	3 years %
Equities	61	52
Fixed interest	55	37
Property[2]	93	98
Higher margin		
Investment Trusts	91	86
Horizon funds	48	54
UK Wholesale	80	77
US Wholesale	100	98
Hedge funds	96	100
Property (UK/Europe)[2]	92	98
Property (US)[2]	100	100
Lower margin		
Institutional	54	30
Enhanced index	*67*	*100*
Fixed interest	*45*	*15*
Balanced/active equity	*40*	*7*

[1] Asset weighted.
[2] 1yr to 31 Dec 06, based on 2006 IPD benchmarks.

Henderson Group plc

Innovation

- Private Equity
  - John Laing transaction
- Property
- Derivatives
  - Equities and Fixed Income
  - UCITS III products
- Niche/cyclical investment capabilities
  - Property securities
  - Technology
  - Structured credit
  - Small cap

Henderson Group plc

10

What's left to do

- Sustain good investment performance, improve areas lagging
- Continue to expand high margin products
- Exploit operational leverage
- Attract and retain talent
- Drive revenues, profits and margins higher

Henderson Group plc

11

Appendix

- Typical revenue margins
- Split of AUM by line of business and asset class
- Geographic source of clients

Henderson Group plc

Henderson Global Investors

Client revenue/margins 1H07

Product	1H07 Typical annual management fee before distribution costs (bps)
Private Equity	125 – 200
Horizon Funds[1]	110 – 170
Hedge funds	100 – 200
US Wholesale	85 – 110
UK Wholesale	75 – 150
Property	40 – 60
Institutional pension funds[2]	10 – 25

[1] Includes service fees paid by the fund (50bps).
[2] Includes enhanced index.

Henderson Group plc

Henderson Global Investors

Split of Assets Under Management



AUM 30 Jun 07
by line of business
Higher margin business £28.0bn 45% (£26.4bn 43%)
Pearl Group £19.1bn 31% (£20.5bn 33%)
Lower margin Institutional £14.5bn 24% (£15.0bn 24%)
AUM 30 Jun 07
by asset class
Fixed interest £21.8bn 36% (£24.6bn 40%)
Property £8.6bn 14% (£8.0bn 13%)
Private equity £1.4bn 2% (£1.3bn 2%)
UK equity £13.5bn 22% (£13.7bn 22%)
International equity £16.3bn 26% (£14.3bn 23%)

( ) FY06

Henderson Group plc

14

Henderson Global Investors

Geographic source of clients



Europe ex-UK
£7.2bn
Asia
£2.1bn
UK
£44.7bn
Middle East
£0.3bn
North America
£5.2bn
Australasia
£2.1bn
Chicago
Hartford
New York
London
(Head Office)
Tokyo
Hong Kong
Singapore
Sydney

AUM split by geographic source of clients at 30 Jun 07.

Henderson Group plc

15

Disclaimer

These materials issued by Henderson Group plc are a summary of certain information contained in the stock exchange announcements that relate to Henderson Group's results for the years ending 31 December 2004, 31 December 2005 and 31 December 2006; and with the Interim Report for the six months ending 30 June 2007 and should be read in conjunction with the full text of those announcements.

This presentation contains forward-looking statements with respect to the financial condition, results and business of Henderson Group. By their nature, forward-looking statements involve risk and uncertainty because they relate to events, and depend on circumstances, that will occur in the future. Henderson Group's actual future results may differ materially from the results expressed or implied in these forward-looking statements.

Henderson Group plc

16

END